February 12, 2007

Christian Windsor, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	IBERIABANK Corporation
Registration Statement on Form S-3
File No. 333-139984

Dear Mr. Windsor:

On behalf of IBERIABANK Corporation (the “Company”), we file herewith Amendment No. 1 to the above-captioned Registration Statement on form S-3 (the “Registration Statement”).

Set forth below is an item-by-item response to the comments in your letter of February 2, 2007:

General Comments on this Filing

1.	Please provide the staff with additional details regarding the private placement, including the dates of the transactions, the proceeds received by the Company. Also, provide the staff with your legal analysis supporting the exemption from registration relied upon for the transaction.

On November 10, 2006, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the entities listed in the Registration Statement as selling stockholders (the “Stockholders”) pursuant to which the Company agreed to sell in a private placement (the “Private Placement”) an aggregate of 576,923 shares of the Company’s common stock (the “Shares”). The Private Placement of the Shares was completed on November 21, 2006, and resulted in gross proceeds to the Company of approximately $30.0 million.

Stifel Nicolaus and Company (“Stifel”) and Howe Barnes Hofer and Arnett acted as co-placement agents for the offering. The aggregate underwriting commission was $1.5 million. The Company did not directly offer or sell the Shares by means of any form of general solicitation or general advertising and the placement agents have advised us that the offering was conducted without any general solicitation or general advertising. Stifel has advised us that 21 prospective institutional investors were contacted regarding their interest in this type of transaction but they were not provided with the name of the issuer or any other details of the offering at that time. Of the initial contacts, 17 expressed an interest in the investment and, after agreeing to treat the name of the issuer and other details of the offering as confidential and acknowledging their awareness of insider trading laws, these investors were provided with the identity of the Company as the issuer, an estimate of the size of the Private Placement and a draft of the Purchase Agreement. Of these interested parties, 7 purchased the Shares, including 4 families of investment companies (each of the individual companies is

Christian Windsor, Esq.

February 12, 2007

disclosed in the table under “Selling Stockholders”). Of the 7 purchasers, 6 are qualified institutional buyers and one (Love Savings Holding Company) is an institutional accredited investor.

Pursuant to the Purchase Agreement, each of the Stockholders represented, warranted and covenanted to the Company, among other things:

1.	The Stockholder is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Shares, and had received, reviewed and considered all information it deemed relevant in making an informed decision to evaluate the merits and risks of a purchase of the Shares.

2.	The Stockholder is an “accredited investor” within the meaning under Rule 501 of Regulation D under the Securities Act of 1933 (the “Securities Act”) and/or a “qualified institutional buyer” within the meaning under Rule 144A under the Securities Act.

3.	The Stockholder can bear the economic risk and complete loss of its investment in the Shares.

4.	The Stockholder acquired the Shares in the ordinary course of its business and for its own account, not as a nominee or agent, and with no present intention of distributing any of such Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares except pursuant to sales registered or exempted under the Securities Act.

5.	The Stockholder was not organized for the specific purpose of acquiring the Shares.

6.	The Stockholder will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offer to buy, purchase or otherwise acquire or take a pledge of) any of the Shares except in compliance with the provisions of the Purchase Agreement and the Securities Act, applicable state securities laws and the respective rules and regulations thereunder.

7.	The Stockholder understood that the Shares were being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Company was relying upon the truth and accuracy of, and the Stockholder’s compliance with, representations, warranties, agreements, acknowledgments and understandings of the Stockholder set forth in the Purchase Agreement in order to determine the availability of such exemptions and the eligibility of the Stockholder to acquire the Shares.

8.

The Stockholder understood that no United States federal or state agency or any other government or governmental agency had passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of an investment in

Christian Windsor, Esq.

February 12, 2007

the Shares, nor had such authorities passed upon or endorsed the merits of the offering of the Shares.

9.	The Stockholder had been furnished with all materials relating to the business, financial condition, results of operations, properties, management, operations and prospects of the Company and its subsidiaries, including materials relating to the terms and conditions of the offer and sale of the Shares, which had been requested by the Stockholder. The Stockholder had been afforded the opportunity to ask questions of the Company which were satisfactory to the Stockholder.

10.	The Stockholder understood that the Shares are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they were being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances.

11.	The Stockholder will not make any sale of the Shares except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an available exemption from registration under the Securities Act and applicable state securities laws. Any transfer or purported transfer of the Shares in violation of this provision of the Purchase Agreement shall be voidable by the Company, and the Company shall not register any transfer in violation of this provision.

12.	The Stockholder understood that the Company had instructed its transfer agent to place “stop transfer” orders on the transfer books of the Company in order to ensure compliance with the Purchase Agreement and the federal securities laws.

13.	The Stockholder understood that, until the end of the applicable holding period under Rule 144(k) of the Securities Act with respect to the Shares, any stock certificate representing the Shares shall bear a legend in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN EXEMPTION THEREFROM. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO COMPLIANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SHARES.

Christian Windsor, Esq.

February 12, 2007

The Stockholder further understood that the legend may be removed if, among other things, the Registration Statement is effective or upon expiration of the applicable two-year holding period under Rule 144(k) of the Securities Act.

14.	The Stockholder had full right, power, authority and capacity to enter into the Purchase Agreement and to consummate the transactions thereunder and, upon execution of the Purchase Agreement, the Purchase Agreement constituted a valid and binding obligation of the Stockholder.

Entry into the Purchase Agreement was reported by the Company in a Current Report on Form 8-K dated November 10, 2006, and filed with the Commission on November 16, 2006. The form of Purchase Agreement by and among the Company and the Stockholders (including the Registration Questionnaire) was filed as Exhibit 10.1 to this Form 8-K. Sale of the Shares was reported by the Company in a Current Report on Form 8-K dated November 16, 2006, and filed with the Commission on November 22, 2006.

Based upon the facts and circumstances surrounding the Private Placement and subject to the accuracy of the representations, warranties and covenants of the Stockholders in the Purchase Agreement and the Registration Questionnaire, we advised the Company that the Shares may be offered and sold to the Stockholders without registration under the Securities Act in reliance on the exemptions provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Selling Stockholders, page 10

2.	Revise to identify the natural person who has the voting and investment power for each of the selling security holders.

Response

The disclosure hereunder has been revised to identify the natural person who has the voting and investment power for each of the Stockholders, except for the investment advisory accounts advised by Wellington Management Company, LLP (“Wellington”). The Company has been advised by Wellington that, for the reasons set forth in the Memorandum attached hereto as Exhibit A, Wellington does not believe the requested disclosure is practicable for Wellington and required under applicable law.

3.	Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, of if the securities were acquired as investments.

Christian Windsor, Esq.

February 12, 2007

Response

In connection with the Purchase Agreement, each Stockholder completed and furnished to the Company a Registration Questionnaire. Among other things, each Stockholder responded to the following questions:

1.	Are you a broker-dealer?

2.	Are you an affiliate of a broker-dealer?

3.	If you are an affiliate of a broker-dealer, do you certify that you bought the Shares in the ordinary course of business, and at the time of the purchase of Shares to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Shares?

All Stockholders represented that they were not broker-dealers. One Stockholder (Capital Ventures International) represented that it is an affiliate of a broker-dealer. See Note 6 on page 11 of the revised preliminary prospectus. Please refer to the representations and warranties of the Stockholders described in response to Comment No. 1 above. In particular, all of the Stockholders have represented to the Company that they acquired the Shares as investments for their own accounts, not as a nominee or agent, and with no present intention of distributing any of the Shares or any arrangement or understanding with any other person regarding the distribution of the Shares except pursuant to sales registered or exempted under the Securities Act.

4.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer is an underwriter of the securities to be resold.

Response

This Comment is not applicable. Please refer to our response to Comment No. 3 above.

5.	If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating that those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Christian Windsor, Esq.

February 12, 2007

Response

As noted in our response to Comment No. 3 above, one Stockholder disclosed that it is an affiliate of a broker-dealer and certified both that it purchased the Shares in the ordinary course of business and that at the time of the purchase of the Shares it had no agreements or understanding, directly or indirectly, with any person to distribute the Shares.

The preliminary prospectus in the Registration Statement has been revised to disclose that the broker-dealer affiliate has made these certifications to the Company. See “Selling Stockholders”, page 11 of the revised preliminary prospectus.

To expedite your review, Amendment No. 1 to the Registration Statement has been marked to reflect the revisions therein.

Please do not hesitate to contact the undersigned if you have any questions regarding our responses or additional comments.

Sincerely,

/s/ EDWARD B. CROSLAND, JR. Edward B. Crosland, Jr.

Attachment

EBC/evg

EXHIBIT A

Memorandum	Wellington Management Company, llp
To: IBERIABANK Corporation

From: Steven M. Hoffman, Vice President and Counsel

Re: IBERIABANK Corporation

Date: February 8, 2007

Introduction	We have prepared this memorandum in connection with the review by the staff of the Securities and Exchange Commission (the “SEC”) of the registration statement on Form S-3 (the “Registration Statement”) of IBERIABANK Corporation (the “Registrant”). Certain investment advisory client accounts (“Client Accounts”) advised by Wellington Management Company, llp (“Wellington Management”) are named as selling shareholders in the Registration Statement. The Registration Statement discloses the names of the Client Accounts and the fact that Wellington Management is the investment adviser to the Client Accounts.

We understand from discussions with you that, in the course of reviewing the Registration Statement, the SEC staff has requested an explanation of the legal basis as to why the Registrant is not required to include, in the list of selling shareholders contained in the Registration Statement, the names of the natural persons with power to vote or to dispose of the securities offered for resale by the Client Accounts. For the reasons set forth below, we do not believe that the requested disclosure is practicable for Wellington Management, and, furthermore, we do not believe that the requested disclosure is required under applicable law.

Information Regarding	Wellington Management is an investment adviser, registered with the SEC

Wellington Management	under the Investment Advisers Act of 1940, as amended. We offer investment management services for a fee to separate account clients, US and non-US mutual funds sponsored by unaffiliated parties, and our own privately offered investment vehicles, including collective investment funds, common trust funds, non-US domiciled funds and US and non-US domiciled hedge funds. Our investment services include portfolio management styles and approaches in equities, fixed income securities, currencies and commodities, and asset allocation across these asset categories. By way of contract with our clients, Wellington Management is given full and complete discretion to manage, supervise and direct the investment and reinvestment of assets in a client’s account, and may be given authority to vote securities held in a client’s account in response to proxies solicited by the issuers of such securities.

Each portfolio manager (or portfolio management team) makes investment decisions for the portfolios that he or she manages, based on the portfolio manager’s own evaluation of the investment opportunities in light of the client’s investment objectives and strategies. Accordingly, the firm may be buying a security for one client while it is selling that security for another. In addition, more than one portfolio manager (or portfolio management team) may be buying the same security for a number of different clients.

Some, but not all, of our clients give discretion to Wellington Management to vote proxies on securities held in their portfolios. Our Proxy Voting Guidelines set forth general guidelines for voting proxies, but we evaluate each proposal on its merits. The portfolio manager for the client account has the authority to decide the final vote, absent a material conflict of interest.

Wellington Management does not have a Chief Investment Officer, or any group of individuals who give “top down” direction with respect to investment positions or strategies for portfolios that we manage. We believe that this structure best enables us to meet the investment objectives of our diverse client base and encourages individual responsibility for investment performance.

Because of Wellington Management’s de-centralized approach to investment management, we believe that it is impracticable for us to include in the list of selling shareholders contained in registration statements the names of a natural person with power to vote or to dispose of the securities offered for resale by client accounts. It would be inaccurate to name just one natural person for each and every Wellington Management client. And, because numerous portfolio managers make investment and voting decisions for the client accounts, it is impracticable to provide the names of the particular portfolio managers for each different client account for each security.

Applicable Law	Form S-3 requires, among other things, disclosure of the matters covered by Regulation S-K, Item 507. Item 507 provides: “If any of the securities to be registered are to be offered for the account of security holders, name each such security holder, indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates, and state the amount of securities of the class owned by such security holder prior to the offering, the amount to be offered for the security holder’s account, the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering.”

Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual (the “1999 Interpretation”) provides: “We were asked whether identification of an entity as a selling shareholder in the registration statement must include disclosure of the persons who have sole or shared voting or investment power over the entity. The company must identify in the registration statement the person or persons who have voting or investment control over the company’s securities that the entity owns. Use Rule 13d-3 by analogy to make the determination.”

The SEC’s 1997 telephone interpretation 60 (Regulation S-K) provides: “The term ‘security holder,’ as used in Item 507 of Regulation S-K, means beneficial holders, not nominee holders or other such holders of record.” (Regulation S-K is the standard instructions for filing forms with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Legal Analysis	On the basis of the above, it is our view that the selling shareholder disclosure required by Item 507 of Regulation S-K should be disclosure of the “beneficial owners” of the shares being sold and, accordingly, should be consistent with what the selling shareholders would report under Section 13 of the Exchange Act and Rule 13d-1 thereunder if the selling shareholders were subject to such reporting requirements. The appropriate filing form under Section 13 for a registered investment adviser such as Wellington Management generally is Schedule 13G. Schedule 13G does not require disclosure of natural persons having the power to vote or dispose of the securities beneficially owned by an investment adviser. Accordingly, based on and subject to the foregoing, we do not believe Regulation S-K, Item 507 or the SEC staff’s interpretations of Regulation S-K require additional disclosure with respect to Wellington Management or the Client Accounts in the Registration Statement.

This result is consistent with the applicable rules and with the underlying purpose of the disclosure requirements. The 1999 Interpretation may be interpreted to require Wellington Management (along with all other investment advisers) to disclose the names of specific portfolio managers, proxy voting officers, and similar officers who carry out investment and voting decisions on a day-to-day basis with respect to portfolio securities owned by investment advisory client accounts. Such a reading of the 1999 Interpretation would require disclosure that is, in our view, not meaningful, and that would be inconsistent with the underlying purpose of the disclosure requirements, which is to ensure that investors know the identity of beneficial owners of shares and to prevent the use of nominees or mere record shareholders to shield the identity of beneficial owners. There is clearly no such intention or effect here: the Client Accounts own the subject shares, and are advised by Wellington Management, all as disclosed in the Registration Statement.

Conclusion	For the reasons set forth above, we do not believe that the requested disclosure is practicable for Wellington Management, and, furthermore, we do not believe that the requested disclosure is required under applicable law.

You may provide this memorandum to the SEC staff solely in connection with the resolution of the matters described above.

Feel free to contact me if you have any further questions (617.790.7429).